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EXHIBIT 3.5

AMENDMENTS
TO
1997 RESTATED BYLAWS

Section	Effect of Amendment	Date of Amendment
Section 4.1	The words "including a Chair of the Board" within the second sentence of Section 4.1 shall be amended to read "including Co-Chairs of the Board."	June 23, 2000
Section 4.6
Section 4.6 is deleted in its entirety and replaced with the following:
	"4.6 The Co-Chairs of the Board shall each be a Director of the Corporation and shall perform such duties as may be assigned to them by the Board from time to time."	June 23, 2000
Sections 2.2, 3.5, 3.13, 3.17.5, 4.7, 6.3	All references to "Chair of the Board" throughout the 1997 Restated Bylaws are amended to "Co-Chairs of the Board."	June 23, 2000

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AMENDMENTS TO 1997 RESTATED BYLAWS